SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 18, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated September 17, 2003 announcing a presentation regarding highlights of the Company’s product and corporate plans at the Orion Securities 8th Annual Healthcare Conference in Toronto, ON, September 24, 2003	3

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NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA TO PRESENT AT ORION SECURITIES 8TH ANNUAL HEALTHCARE CONFERENCE

Dr. Alex McPherson to Update Investment Community on Product Candidate Progress

EDMONTON, ALBERTA, CANADA — SEPTEMBER 17, 2003 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) announced today that Alex McPherson, MD, PhD, President and CEO of Biomira, will present highlights of the Company’s product and corporate plans at the Orion Securities 8th Annual Healthcare Conference at the Sheraton Centre Hotel, Toronto, ON, on Wednesday, September 24th at 9:30 a.m.

“Biomira and Merck KGaA of Darmstadt, Germany, have assembled a core team to coordinate the efforts of further analyzing the data from Biomira’s Phase III trial of Theratope® vaccine in women with metastatic breast cancer to determine potential benefit to the subset of patients given hormonal therapy and Theratope as part of their treatment regimen. The Companies are also planning for possible meetings with regulatory authorities to determine next steps for the vaccine. This is an intense yet exciting time for us all,” commented Alex McPherson, MD, PhD, President and CEO. “Our Theratope development program in patients with metastatic breast cancer has been previously granted fast track designation by the U.S. Food and Drug Administration.”

Biomira and Merck KGaA announced in June of this year that results from the large Phase III trial showed that the vaccine did not meet its two primary endpoints of time to disease progression and survival. However, favourable results were observed in one pre-stratified subset of women in the trial, those on hormonal treatment following chemotherapy. Among this subgroup making up 32 per cent of the total patient population, those on the Theratope arm appeared to show a favourable trend to improvement in survival compared to the control arm. Further analysis of this subset of patients is currently underway, as are additional analyses of the complete trial data. Biomira and Merck KGaA hope to announce results of these analyses towards the end of 2003, as well as the timing of any related meetings with regulatory authorities. The data from the Phase III trial have been accepted for an oral presentation at the 26th Annual San Antonio Breast Cancer Symposium to be held in December of this year.

Biomira and Merck KGaA are also conducting a Phase II trial currently enrolling approximately 95 women in the United States in a Theratope trial where all patients are being treated for their metastatic breast cancer with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. In light of the potential benefit shown in the Phase III trial for women being treated with hormonal therapy, the results of this trial will be of great interest to the Companies. The

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Companies have added additional sites in the U.S. bringing the total to 17 sites, with another two sites under consideration, in order to enroll this trial as quickly as possible. The trial is expected to complete enrolment in the first half of 2004.

At the Conference, Dr. McPherson will also be discussing BLP25 Liposomal vaccine. The Companies are expected to announce final analysis results for their Phase IIb trial involving 171 men and women with metastatic non-small cell lung cancer in the first quarter of 2004.

Investors may listen to the presentation live by clicking on a link on the Biomira Web site at www.biomira.com/investors/presentations or at http://www.presentationdirect.com/presentations/biomira_092403/. The presentation will commence at 9:30 a.m. Eastern Time, Wednesday, September 24, 2003.

The Companies

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Merck KGaA was founded in 1668 and has positioned itself to be on the cutting edge of cancer research with an oncology portfolio based on four technology platforms — monoclonal antibodies, vaccines, immunocytokines and angiogenesis inhibitors.

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Biomira Company Contacts:

Bill Wickson Manager, Public Relations 780-490-2818	Jane Tulloch Director, Investor Relations 780-490-2812

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials and additional analyses, potential meetings with regulatory authorities, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

BIOMIRA INC. 2011 — 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: September 18, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance

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